Exhibit 99.1

October 7, 2013

Press release

Turquoise Hill Resources appoints Rowena Albones as director

VANCOUVER, CANADA – Turquoise Hill Resources today announced the appointment of Rowena Albones to the company’s Board of Directors. She is a Rio Tinto-nominated director that is replacing Jean-Sébastien Jacques.

Ms. Albones is currently Chief Financial Officer Copper at Rio Tinto and is a member of the Rio Tinto Copper Executive Committee. She joined Rio Tinto in September 1999 and has held a variety of financial and commercial roles across the company, including finance roles in operations and major project development and construction. Ms. Albones has also held leadership roles representing Rio Tinto in multiple joint ventures. The majority of her career has been in resources and mining, engineering and the oil and gas sectors. Ms. Albones is a member of the Oyu Tolgoi LLC Board of Directors and chair of the Oyu Tolgoi LLC Audit Committee.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); and a 56% interest in copper-gold miner Inova Resources (ASX, TSX: IVA), formerly Ivanhoe Australia; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Mobile: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com